SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                              THERMO FIBERGEN INC.
                            (Name of Subject Company)

                              THERMO FIBERGEN INC.
                                    (Offeror)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                CUSIP 88355U 10 9
                      (CUSIP Number of Class of Securities)

                             Sandra L. Lambert, Esq.
                               Corporate Secretary
                              Thermo Fibergen Inc.
                                245 Winter Street
                          Waltham, Massachusetts 02451
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Megan N. Gates, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation: Filing relates solely to preliminary communications made before the commencement of a tender offer.
Amount  of  Filing  Fee:  None.
---------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:               Not applicable
     Form or Registration No.:             Not applicable
     Filing Party:                         Not applicable
     Date Filed:                           Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

NOTICE OF COMMENCEMENT OF REDEMPTION PERIOD:

                      NOTICE OF COMMENCEMENT OF REDEMPTION PERIOD

                           REDEMPTION RIGHTS ISSUED BY

                                 THERMO FIBERGEN INC.

To Holders of Common Stock Redemption Rights of Thermo Fibergen Inc.:

Thermo Fibergen Inc. (the "Company") hereby notifies record holders of the Company's Common Stock Redemption Rights that a Redemption Period with respect to the Redemption Rights will commence on September 1, 2001 and continue until 5:00 p.m., New York City time, on September 30, 2001. During the Redemption Period, holders of Redemption Rights may require the Company to redeem one share of its common stock, $.01 par value per share, for an amount of cash equal to the Company's initial public offering price, $12.75 per share. This is the final Redemption Period for all holders of Redemption Rights, and holders who do not participate in this Redemption Period will have no further rights to have their shares of common stock redeemed by the Company.

Once the Redemption Period commences, holders of Redemption Rights may surrender their shares (accompanied by Redemption Rights) for redemption at the offices of the Company's transfer agent, American Stock Transfer & Trust Company, at the following address: 59 Maiden Lane, New York, New York 10038, Attention:
Reorganization Department.

As of July 23, 2001, there are 2,001,049 Redemption Rights outstanding and 11,532,849 shares of Common Stock outstanding, of which 1,119,499 shares of Common Stock are held by stockholders other than Kadant Inc., the Company's parent corporation.

THERMO FIBERGEN INC.

Date: July 23, 2001

THE REDEMPTION PERIOD DESCRIBED IN THIS NOTICE HAS NOT COMMENCED. HOLDERS OF REDEMPTION RIGHTS MAY NOT TENDER THEM TO THE COMPANY PRIOR TO THE COMMENCEMENT OF THE REDEMPTION PERIOD ON SEPTEMBER 1, 2001. PRIOR TO THE COMMENCEMENT OF THE REDEMPTION PERIOD, WE WILL FILE A SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE SCHEDULE TO WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING YOUR RIGHTS UNDER THE COMMON STOCK REDEMPTION RIGHTS. WE WILL SEND RECORD HOLDERS A COPY OF THE SCHEDULE TO. IN ADDITION, ONCE IT IS FILED WITH THE COMMISSION, YOU CAN OBTAIN THE SCHEDULE TO WITHOUT CHARGE FROM THERMO FIBERGEN'S INVESTOR RELATIONS DEPARTMENT BY CALLING 781-622-1111 OR AT THE COMMISSION'S WEB SITE AT HTTP:WWW.SEC.GOV.